               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                     (Amendment No. 2)<F1>

                      Pennwood Bancorp, Inc.
                        (Name of Issuer)

                Common Stock, having $.01 par value
                 (Title of Class of Securities)

                            708904107
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 11, 1998
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box / /.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 10 Pages

CUSIP No. 708904107
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  9,100
Shares         8.  Shared Voting
Beneficially       Power                             39,500*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              9,100
ing Person     10. Shared Dispositive
with               Power                             39,500*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  48,600*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                            8.82%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 10 Pages

CUSIP No. 708904107
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             48,600*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             48,600*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  48,600*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                             8.82%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
__________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 9,100 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 10 Pages

          The Statement on Schedule 13D (the "Statement") of
Jerome H. Davis, with respect to the Common Stock, par value $.01 per share ("Common Stock") of Pennwood Bancorp, Inc., a
Pennsylvania corporation ("Pennwood") is hereby amended as set forth below.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          "Mr. and Mrs. Davis paid an aggregate of $80,250.00 for an aggregate of 4,000 shares of Common Stock in over-the-counter transactions through standard brokerage accounts maintained by them. All shares were purchased with personal funds of Mr. and Mrs. Davis."

Item 4.   PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby supplemented by the addition of the following:

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Pennwood. However, following his review of Pennwood's press release of February 10, 1998 regarding its December quarterly earnings, Mr. Davis wrote to its Board of Directors to share his recommendations for enhancing shareholder value. A copy of Mr. Davis' February 11, 1998 letter to Pennwood's Board of Directors containing his comments is attached hereto as Exhibit No. 2.

          In his letter Mr. Davis' comments on Pennwood's financial results as a public company beginning with the quarter ending
September 30, 1996. During this six quarter period, Pennwood's performance reveals the following:

          -    Its assets and deposits have remained stagnant;

          - Interest rate spread and net interest margin are declining;

          - Its ratio of net interest income (after provision) is to G&A is at its lowest level of the last six quarters (1.30 to 1);

          - Its ratio of G&A to assets is at its highest level of the past 6 quarters.


                       Page 4 of 10 Pages

          Mr. Davis believes that Pennwood could have used its capital more effectively during these past six quarters. Although Pennwood has put some of its capital to work through repurchases of Common Stock, it capital-to-assets ratio of 18% today remains excessive. As a result, Pennwood's ROE of only 5.2% (annualized for the December, 1997 quarter) remains inadequate and is the lowest in all but one of the past six quarters. In view of these figures, Mr. Davis states that the Common Stock trades at a lofty and vulnerable stock price of $20.35. This is a rich 131% of book and a rich PE multiple of 25.3 times earnings (based on $112,000 of net income for the recent quarter, and full 550,641 shares outstanding). According to Mr. Davis, Pennwood's financial results does not justify the currently rich price of the Common Stock, which may be subject to a substantial decline if Pennwood's management does not take immediate action.

          In order to improve its financial profile, Mr. Davis believes that Pennwood should declare i) a special dividend of $6.00 to $8.00 per share (either tax-free of taxable) and ii) a stock split (or dividend). A special dividend of $8.00 will still leave Pennwood with an ample capital ratio of approximately 9.5% and result in a ROE above 9%, which is almost double its current level. In view of Pennwood's present 18% capital ratio, Pennwood should return a good portion of this capital to its shareholders, with cash for reinvestment and improve Pennwood's balance sheet.
By issuing a stock split (or dividend), Pennwood will substantially aid the liquidity of the Common Stock. Mr. Davis points out that on February 11, 1998 the bid and asked prices for the Common Stock were $20.25 - $22.50, a spread of two and a quarter points. This is an enormous 11.1% of the bid.

          Mr. Davis concludes his letter by stating his position that implementing both of his recommendations will only result in a substantial net benefit to all of Pennwood's shareholders. Mr. Davis plans to engage in further communications and discussions with Pennwood's Board of Directors and management regarding the matters discussed in his letter. Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."




                       Page 5 of 10 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Davis for the purpose of this Statement is 48,600 shares, representing 8.82% percent of the outstanding shares of Common Stock, based on 550,641 shares of Common Stock disclosed by Pennwood as outstanding on February 12, 1998. Of such shares, 9,100 (1.65%) are held in the name of Mr. Davis, and 39,500 (7.17%) are held in the name of Mr. and Mrs. Davis.

          (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 9,100 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 39,500 shares of Common Stock jointly owned by him and Mrs. Davis.

               (ii) Subject to the matter referred to in paragraphs
(a) and (b)(i) hereof, Mrs. Davis has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 39,500 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 9,100 shares of Common Stock owned by Mr. Davis."

          B. Paragraph (c) of Item 5 is hereby supplemented by the addition of the following:

          "A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis since December 11, 1997 (the date of the most recent amendment to the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The information in Item 7 is hereby supplemented by the addition of the following:

          "2. Letter dated February 11, 1998 from Jerome H. Davis to the Board of Directors of Pennwood"





                       Page 6 of 10 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    2/11/98        Jerome H. Davis
                     Date           (Signature)

                    2/11/98        Susan B. Davis
                     Date           (Signature)








































                       Page 7 of 10 Pages

                        Schedule A
      Information with Respect to Transactions in the
           Common Stock of Pennwood Bancorp, Inc.
           By Jerome H. Davis and Susan B. Davis
Date of       No. of Shrs    Price Per Shr      Where    How
Transa-       Purchased      (excl. commis-     Trans-   Trans-
tion          (Sold)         sions)             acted    acted

Jerome H. and
Susan B. Davis:

1. 1/15/98    2,000          $20.00              OTC      *<F4>

2. 1/15/98    2,000          $20.125             OTC      *<F4>
























_________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and/or Davis.

                        Page 8 of 10 Pages